Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF No. 16.404.287/0001-55

NIRE 29.3.0001633-1

São Paulo, September 10, 2020 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ) informs its shareholders and the market in general that on this date the offering of bonds by its wholly-owned subsidiary Suzano Austria GmbH (“Suzano Austria”) was priced, with the issuance of debt instruments on the international market in the principal amount of 750 million US Dollars (US$750,000,000.00) with yield of 3.950% per annum, with a coupon of 3.750% p.a., to be paid semi-annually and maturing on January 15, 2031 (“Notes 2031”). The settlement of the abovementioned operation is expected to be on September 14, 2020.

The Notes have environmental performance indicators (KPIs) associated with a goal of reducing GHG emissions intensity by the Company by 2025, evidencing Suzano’s commitment as part of the solution to the global climate crisis and in convergence to the implementation of its 2030 Long Term Goal of emissions reduction published this year. Thus, the new debt securities are characterized as sustainability-linked bonds, according to the principles promulgated by the Capital Markets Association. Additional information on the scope of sustainability associated with the new securities can be found in the Sustainability-Linked Securities Framework document available on the Company's Investor Relations website. It is important to highlight that Suzano voluntarily obtained an independent party opinion by ISS-ESG (Secondary Party Opinion).

The Notes are senior obligations and are fully guaranteed by the Company.

Suzano and Suzano Austria filed a registration statement (including prospectus) with the U.S. Securities and Exchange Commission (SEC) on this offering. Before investing, the Company advises that the preliminary supplemental prospectus, Form 6-K and other documents that Suzano and Suzano Austria have filed with the SEC for complete information on the offering companies and the offering be read. Such documents can be obtained free of charge by accessing EDGAR on the SEC’s website, www.sec.gov.

The Notes were not and will not be registered at the Securities and Exchange Commission of Brazil (“CVM”). The Notes may not be offered or sold in Brazil, except under circumstances that do not constitute a public offering or an unauthorized distribution under Brazilian law and regulations.

The proceeds obtained with the Notes offering will be used to carry out the purchase offers by Suzano Austria and Fibria Overseas Finance Ltd. (“Fibria Overseas”), each of which is a wholly-owned subsidiary of Suzano and announced on September 2, 2020, for the repurchase of:

(i) senior notes issued by Suzano Austria currently outstanding with a rate of 5.75% per annum and maturity in 2026 (“Notes 2026”);

(ii) senior notes issued by Fibria Overseas currently outstanding with a rate of 5.25% per annum and maturing in 2024 (“Notes 2024”); and

(iii) senior notes issued by Fibria Overseas currently outstanding with a rate of 4.00% per annum and maturity in 2025 (“Notes 2025” and, jointly with Notes 2024 and Notes 2026, as “Notes Subject to Repurchase”), under the terms of the purchase offer dated September 2, 2020. Under no circumstances should this Notice to the Market be considered as a notice to redeem Notes Subject to Repurchase.

The settlement of the process of repurchase of the abovementioned Notes is expected to be on September 15, 2020.

This notice is for informational purposes and is not an offer to sell Notes, nor is it a solicitation of an offer to purchase Notes, and there should be no sale of these Notes in any state or jurisdiction in which this offer is prohibited, in accordance with the securities laws of the respective state or jurisdiction in which the performance or approval thereof would not be in compliance with securities laws, “blue sky” legislation or other laws of that country.

The operations mentioned in this document are inserted in the Company’s liability management strategy. Lastly, Suzano reiterates its commitment with transparency with its investors.

São Paulo, September 10, 2020.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer